Filed by ReShape Lifesciences Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReShape Lifesciences Inc.

Commission File No.: 001-37897

July 30, 2025

—AN URGENT MESSAGE TO OUR SHAREHOLDERS—

We are writing today to update you on ReShape’s solicitation efforts with respect to Proposal 2 (Approval of Proposed Asset Sale) and Proposal 3 (Approval of Proposed Charter Amendment). As we have previously communicated, we adjourned ReShape’s Special Meeting of Stockholders in connection with our transaction with Vyome Therapeutics, Inc. to August 7, 2025, to allow more time to approve Proposals 2 and 3, each of which requires support from a majority of the outstanding shares.

Your vote is important, no matter how many or how few shares you may own. These proposals will allow ReShape to take the next step in its evolution by focusing on advancing the development of the combined company’s immune-inflammatory assets and identifying additional opportunities between the world-class Indian innovation corridor and the U.S. Market.

Failing to vote will have the same effect as a vote against Proposals 2 and 3.

We urge you to cast your vote TODAY. To ensure that your vote is received in time, we encourage you to vote electronically--by telephone or via the Internet--by following the simple instructions on the enclosed proxy card or voting instruction form. If you have received this letter by email, you may simply click the VOTE NOW button in the accompanying email.

We appreciate your continued investment in ReShape.

Regards,

Paul F. Hickey

Chief Executive Officer

TIME IS SHORT AND YOUR VOTE IS IMPORTANT!

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-750-8310 (from the U.S. and Canada)
or +1-412-232-3651 (from other locations).